SEC FILE NUMBER
                                                                       0-6664

FORM 12b-25         U.S. SECURITES AND EXCHANGE COMMISSION         CUSIP NUMBER
                             WASHINGTON, D.C. 20549                 482724200


                          NOTIFICATION OF LATE FILING


                                  (Check One)

   _X_ Form 10-K     ______ Form 11-K     ______ Form 20-F    ______ Form 10-Q

                        For Period Ended: June 30, 1995

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: _________________________________


PART I - REGISTRANT INFORMATION

Full Name Of Registrant
         K-tel International, Inc.

Former Name If Applicable



Address of Principal Executive Office (Street and Number)
         2605 Fernbrook Lane North



City, State and Zip Code
         Minneapolis, Minnesota  55447-4736



PART II - RULES 12b-25 (B) AND (C)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)


     (a) The reasons described in reasonable detail in Part III on this form could not be eliminated without unreasonable effort or expense;

     (b)  The Subject annual report/portion thereof will be filed on or before
[X] the fifteenth calendar day following the prescribed due date; or the subject quarterly report/portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.




PART III - NARRATIVE

     State below in reasonable detail the reasons why the Form 10-K, 20-F or 10-Q, or portion thereof, could not be filed within the prescribed time period.

     Financial information from material foreign subsidiaries for the year ended June 30, 1995 were not received in sufficient time to consolidate the financial results of the Company and file the 10-K by the prescribed date.

     (Attached Extra Sheets if Needed)

PART IV - OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification


     Mark Dixon                  612                        559-6820
      (NAME)                 (AREA CODE)               (TELEPHONE NUMBER)


     (2)  Have all other periodic reports required
          (under Section 13 or 15(d) of the Securities
          Exchange Act of 1934) during the preceding 12       _X_ YES    ___ NO
          months (or for such shorter period that the registrant was required to file such reports) been filed? If answer is no, identify report(s)

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

          If so, attach an explanation of the anticipated      _X_ YES    ___ NO
          change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results can not be made.

                           K-tel International, Inc.
                  (NAME OF REGISTRANT AS SPECIFIED IN CHARTER)

     has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

     Date  9-26-95                    By  /s/ Mark Dixon

                                   ATTENTION

     Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001)



ATTACHMENT TO FORM 12b-25 K-tel International, Inc.
For the Period Ended:  June 30, 1995


PART IV - OTHER INFORMATION

     (3) The Company experienced operating losses of $2,006,000 and $1,835,000 for the year and quarter ended June 30, 1995, respectively, compared to operating income of $223,000 for the year ended June 30, 1995 and an operating loss of $1,152,000 for the fourth quarter ended June 30, 1994.

          Operating income declined in North America for the year ended June 30, 1995 compared to the prior year comparable period as a result of increases in selling, general and administrative expenses and product cost and some unsuccessful advertising promotions in the second quarter of the fiscal year.

          Operating losses in Europe for the year ended June 30, 1995 increased in comparison to the prior year despite very successful entertainment product operations in Finland and the closedown of operations in a French subsidiary at the end of fiscal 1994 (that had significant prior year operating losses) and the discontinuance of unprofitable consumer convenience product lines in the United Kingdom at the end of fiscal 1994. This overall increase in European operating losses was due to continued losses from the Company's German and Spanish entities and the restructure/closedown of those operations as discussed below.

          Selling, general and administrative expenses for the year ended June 30, 1995 are higher than the previous year due to North American overhead additions necessary to support recent sales growth and planned future sales growth of retail sales in both entertainment and consumer convenience product lines. European selling, general and administrative expenses for the year ended June 30, 1995 are higher in absolute dollars but lower as a percentage of net sales than the previous year due primarily to more television direct response promotions in the current year which produced higher sales revenues but also resulted in more variable selling and shipping expenses.

          European cost of goods sold increased over the previous year due mainly to the change in product lines in the United Kingdom to a predominance of budget priced entertainment products (mainly music products) compared to mainly consumer convenience products sold in the prior year comparable period. Also in Europe, the Company incurred some inventory write downs to realizable value as part of an overall restructuring/downsizing effort in Germany and the closing down of the Spanish entity. In North America, cost of goods sold increased due mainly to the sale of some higher priced, lower margin consumer convenience product items and a product mix of slightly higher cost music product.

          Restructure/closedown charges of $652,000 resulted from fourth quarter decisions to close loss operations in Spain and to restructure/downsize loss operations in Germany. Throughout fiscal year 1995, the Company evaluated various alternatives to improve operating performance or eliminate future potential negative results from the German and Spanish operations. Investment banking assistance was retained to identify strategic partners or buyers for each company but no suitable agreements were reached resulting in the restructuring and closing down of the entities. In the fiscal fourth quarter, management made firm commitments and developed and began implementation of a formal plan to wind down the operations in Spain and restructure/downsize the operations in Germany by eliminating short form (30, 60, 90 second spot television commercials) direct response consumer convenience product marketing (which was previously a significant part of the German operations) and downsizing the current distribution facility to approximately one third of the current size and cost. The resulting smaller German operation will focus on short and long form (infomercials, generally 30 minute commercials) direct response marketing of music products.